August 7, 2006

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Fortissimo Acquisition Corp. -
Registration Statement on Form S-1, File No. 333-131417

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Fortissimo Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated August 3, 2006 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 5 (“Amendment No. 5”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 5, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 4 to the Registration Statement on July 3, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 5.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 2 of 16

Summary, page 1

1.
We note your response to comment three of our letter dated June 23, 2006. Please revise to clarify if FCF’s agreement to satisfy the cost of liquidation and dissolution is documented. If so, file as an exhibit.

As indicated in the Registration Statement, to the extent there are not available funds outside of the trust, expenses (currently anticipated to be no more than approximately $50,000) will be advanced by Fortissimo Capital Fund GP, L.P. (“FCF”), one of the Company’s initial stockholders. We are filing as Exhibit 10.17 to the Registration Statement the agreement by which FCF has committed to satisfy the cost of liquidation and dissolution to the extent that there are not sufficient funds available outside of the trust fund.

2.
We note that FCF has agreed to advance necessary funds to pay for the costs of dissolution and liquidation. Please disclose all steps the company has taken to confirm that FCF has funds sufficient to satisfy its obligation with respect to paying these costs.

The Company has reviewed the financial information of FCF and, based on that information, believes that FCF will be able to fund the anticipated $50,000 of expenses that will be necessary to carry out the liquidation and dissolution. We have revised the Registration Statement to indicate the foregoing.

3.
In an appropriate section of the prospectus, provide a legal analysis as to whether the provisions of the company’s Certificate of Incorporation concerning the company’s period of corporate existence have the “same effect as if our board of directors and stockholders had formally voted to approve our dissolution.”

We respectfully submit that this question is inapplicable to the Company, as the Company does not have a “period of corporate existence.” Rather, the Company’s Amended and Restated Certificate of Incorporation is silent as to a period of corporate existence, specifically because the Company does not have a finite life, but rather exists in perpetuity.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 3 of 16

4.
Also, in an appropriate place, add disclosure concerning the consequences to the company should the stockholders simultaneously vote in favor of consummating a combination transaction but against extending the corporation’s existence in the scenario where such a vote is being taken at the end of the 18 or 24 month period.

Again, we respectfully submit that this question is inapplicable to the Company, as the Company does not have a “period of corporate existence.” Rather, the Company’s Amended and Restated Certificate of Incorporation is silent as to a period of corporate existence, specifically because the Company does not have a finite life, but rather exists in perpetuity. Accordingly, there never will be a vote regarding extending the Company’s existence.

5.
We note the statement that “[T]he proceeds held in trust could take priority over the claims of our public stockholders.” Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

It is possible that frivolous claims or other claims without any legitimacy may be brought against the trust fund. As an example, a target company that signed a waiver letter explicitly stating that its only remedy was to go after funds in the trust fund, might bring a legal action seeking damages against the Company. In such a situation, it is likely that a court will find that the creditor’s claim is wholly without merit. In such a case, the stockholders rights (which would be valid rights) would take precedent over the creditor claims (which are not). Consequently, the Registration Statement is accurate to indicate that the proceeds held in trust could (emphasis added) take priority over stockholder claims, as there are situations in which the claims of the public stockholders would be senior to the (invalid and unenforceable) claims of creditors.

Risk Factors, page 10

6.	We note that the directors have agreed to be severally liable. Clarify how this works and discuss any limitations this may have on the indemnification.

If we liquidate before the completion of a business combination and distribute the proceeds held in trust to our public stockholders, our directors have severally agreed that they will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us.

The way that this will work in practice is as follows: if a particular director of the Company enters into an arrangement with a vendor or target company and, for some reason, the agreement waiving claims against the trust fund is found to be unenforceable, then that director will be responsible to make up any shortfall so as to ensure that the public stockholders receive their full $5.79 per share liquidation amount. However, the other directors will not also be liable (as would be the case if it were joint and several liability). Additionally, the agreements that each individual director has entered into with the Company state that such individual’s liability is based on the number of Insider Shares beneficially owned by each such individual.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 4 of 16

As indicated in the Registration Statement, the Company has questioned these individuals and reviewed their financial information. Based on the foregoing and the minimal likelihood of their need to actually indemnify the trust, the Company believes that the directors have funds sufficient to satisfy their obligations. Furthermore, FCF has agreed to indemnify the directors for any such liability pursuant to an agreement, the form of which is filed as Exhibit 10.18 to the Registration Statement.

Accordingly, the Company believes that the directors have funds sufficient to satisfy their obligations. However, the Company cannot assure investors that they will be able to satisfy those obligations. Furthermore, each of the Company’s directors resides outside of the United States and, as a result, the Company may not be able to enforce these indemnification rights.

7.
Please provide a risk factor to discuss the company’s ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

We have revised the Registration Statement in response to this comment by (i) moving a risk factor that previously appeared on page 19 up to page 14 and (ii) modifying the first sentence of Section 6.1 of the Warrant Agreement.

8.
In risk factor nine, discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; (ii) the possibility that such waiver agreements may be deemed unenforceable by operation of law; and (iii) what debts, costs and expenses that will not be covered by the indemnity to be provided by certain insiders of the company.

The Company has not obtained any such waiver agreements because the Company is not yet public and is not required to do so.

We have revised the Registration Statement to indicate that such waiver agreements may not be enforceable under operation of law.

There are no debts, costs or expenses that are not covered by the indemnity to be provided by certain insiders of the Company.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 5 of 16

9.
Provide a separate risk factor discussing the fact that the company is relying upon indemnification agreements from directors for claims by third parties and that in light of the fact that the directors are all located out side of the United States, there is serious doubt as to whether this indemnification agreement would be enforced. If they can not be enforced, such costs would appear to be satisfied from the trust or from stockholders to the extent that a distribution has already been made from the trust.

We already have provided such a risk factor. Specifically, see the third risk factor under the sub-heading “Risks related to operations in Israel” on page 24.

10.
Please add a separate risk factor focusing on the disclosure in the second paragraph of risk factor nine regarding a potential breach of fiduciary duty and the potential exposure to punitive damages. This risk factor should be moved to the beginning of the risk factors.

We have revised the Registration Statement in response to this comment by adding a separate risk factor focusing on the disclosure in the second paragraph of what was risk factor nine and by moving both risk factors toward the beginning of the risk factors (they now appear as risk factors five and six).

11.
We note your response to comment five of our letter dated June 23, 2006. You disclose that it is your intention to “make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures.” Please revise to clarify your reference to “liquidating distributions.” Are you using such term to describe the distribution of the trust proceeds to public shareholders? If so, please revise to reconcile with the disclosure that you will only take action to dissolve and liquidate after you have distributed the funds to your shareholders.

We have revised the Registration Statement to clarify that we are using the term “liquidating distributions” to relate only to distributions made after the trust fund distribution and in connection with vote to formally dissolve and liquidate the Company.

12.
We note your response to comment six of our letter dated June 23, 2006 that no vote is required by the stockholders of the company to make the distributions and then dissolve the company. We also note the opinion of counsel filed as correspondence. First, the opinion does not provide an analysis of the rationale that would lead to a determination that a vote is not required. Second, if the company is basing its determination on counsel’s opinion, such fact should be disclose and the opinion filed, including the appropriate consent to be named in this document. In an appropriate section of the prospectus, provide a legal analysis as to whether the provisions of the company’s Certificate of Incorporation concerning the company’s period of corporate existence have the “same effect as if our board of directors and stockholders had formally voted to approve our dissolution.”

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 6 of 16

With respect to first part of this comment, the legal opinion explicitly goes through an analysis of applicable law and of the Company’s certificate of incorporation, trust agreement and public disclosure in the Registration Statement. Consequently, we respectfully submit that the legal opinion does provide an analysis of the rationale that would lead to a determination that a vote is not required.

With respect to the second part of this comment, we have revised the Registration Statement to include the legal opinion as Exhibit 5.2 to the Registration Statement and to include the consent of the law firm delivering the legal opinion to its use in connection with the Registration Statement as Exhibit 23.3 to the Registration Statement.

With respect to the third part of this comment, we again respectfully submit that this question is inapplicable to the Company, as the Company does not have a “period of corporate existence.” Rather, the Company’s Amended and Restated Certificate of Incorporation is silent as to a period of corporate existence, specifically because the Company does not have a finite life, but rather exists in perpetuity.

13.
We note your statement on page 13 that “it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible.” We do not understand how the noted procedures to dissolve, wind up and liquidate comply with Section 278 of Delaware General Corporation Law. Provide us with a legal analysis as to how the company will comply with Section 278 and disclose in the prospectus the procedures that the company will undertake to comply. Please revise to address in detail, in an appropriate section of the prospectus, the steps the company will take to cause a corporate dissolution and liquidation. It appears that your current disclosure provides that you will pay or make reasonable provision to pay all claims and obligations after you have paid the investors in the units. Please advise. We may have further comment.

Section 278 of the DGCL indicates that a corporation’s corporate existence shall continue for a period of three years following its expiration or dissolution to wind up its affairs, specifically to dispose of and convey their property, to discharge their liabilities and to distribute to their stockholders any remaining assets. It does not set forth the timing and procedures for how such a corporation must wind up its affairs. The required timing and procedures for the winding up of a corporation’s affairs is set forth in Sections 280 through 282 of the DGCL which are aimed at intending to ensure that a corporation makes reasonable provision for all claims against it. As stated in the Registration Statement, if the corporation complies with the procedures set forth in Section 280 of the DGCL, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, the Company intends to make liquidating distributions to its stockholders as soon as reasonably possible after the expiration of the 18-month or 24 month periods and, therefore, does not intend to comply with those procedures. As such, its stockholders could potentially be liable for any claims to the extent of distributions received by them and any liability of the stockholders may extend well beyond the third anniversary of such date. Because the Company will not be complying with Section 280, Section 281(b) of the DGCL requires it to adopt a plan that will provide for payment, based on facts known to it at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against the Company within the subsequent 10 years. Accordingly, the Company would be required to provide for any creditors known to it at that time prior to distributing the funds held in the trust to stockholders. However, because the Company is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. Pursuant to the obligation contained in the Company’s underwriting agreement, it will seek to have all vendors, service providers and prospective target businesses execute agreements with it waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. Accordingly, the claims that could be made against the Company will be significantly limited and the likelihood that any claim would result in any liability extending to the trust is remote. Therefore, the Company believes that any necessary provision for creditors will be minimal and will not have a significant impact on the Company’s ability to distribute the funds in the trust account to its public stockholders. We have revised the disclosure in the Registration Statement to clarify the foregoing.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 7 of 16

14.
We note your response to comment 12 of our letter dated June 23, 2006 and the additional disclosure in risk factor eight. In the appropriate section, please revise to clarify if public shareholders shares will be canceled or returned to the company if a business combination is not completed by 18/24 month deadline. If public shares will be canceled or removed from the market, please revise to clarify the circumstance where a rejection of a plan of dissolution would be possible. We may have further comment.

Shares held by public stockholders will not be cancelled or removed - this is not provided for in the Company’s certificate of incorporation. Rather, the shares held by public stockholders will receive their pro rata share of moneys held in the trust fund and will remain issued and outstanding shares pending the Company’s formal dissolution.

We have revised the Registration Statement to disclose the foregoing information - see, for example, new risk factor number 5 on page 12.

15.
We reissue comment 16 of our letter dated June 23, 2006. Clearly name all entities affiliated with the company, its officers, directors and existing stockholders. You currently list only one private company affiliated with FCF. Is the company only limited to private companies? If not, this should not be a limitation in the listing of affiliated entities.

A complete listing of the companies affiliated with FCF is included in the section entitled “Management - Recent Transactional Experience” on pages 49-50 of the Registration Statement.

We respectfully submit that it would be misleading to list public companies affiliated with FCF in a risk factor discussing entities with which the Company may choose to do a business combination, because those companies already are publicly-traded companies and, therefore, they would not be a logical target for a business combination with the Company, whose purpose it is to merge with a privately-held company as an “exit” strategy for that privately-held company. Or, stated differently, a publicly-traded company would not wish to merge with the Company, because it already is publicly-traded.

16.
We note the concurrent private placement unit offering to be purchased by FCF. Add a risk factor discussing the fact that the private placement warrants may be exercisable at times when the warrants issued in the public unit offering may not be exercisable and discuss the resultant risks. We may have further comment.

We respectfully submit that no such risk exists. Specifically, the warrants issued as part of the units being sold in the public offering are exercisable commencing on the later of the Company’s completion of a business combination and one year following the date of the final prospectus.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 8 of 16

As stated in numerous places in the Registration Statement, the Insider Units are identical to the units being sold in the public offering, with two exceptions: (1) FCF has contractually agreed that the Insider Units and the underlying securities will not be sold or transferred by it until after the Company has completed a business combination, and (2) so long as the warrants included in the Insider Units are held by FCF or its affiliates, such warrants may be exercisable on a cashless basis.

Consequently, there are no scenarios in which the warrants underlying the Insider Units would be exercisable prior to the warrants underlying the units being sold in the public offering.

17.
We reissue comment eight of our letter dated June 23, 2006. In light of the possibility that the company may not consummate a business combination transaction, may elect to distribute all of the amounts in the trust account prior to dissolving, and the company may not be subsequently dissolved, please discuss the applicability of Rule 419 to the company with respect to both the proposed transaction as contemplated by the merger proposal, as well as in any future transactions and/or securities offerings by the company. We note the company has now indicated that its only business after liquidation would be to dissolve and liquidate the company. However, as the company has indicated in its disclosure, the ability to prevent changes in the articles of incorporation is not settled under Delaware law and with the liquidation of the trust before the dissolution of the company, there is no incentive for the shareholders to approve the dissolution, it does not appear this prevents the possibility that Rule 419 may still be applicable. We may have further comment.

The provision contained in our certificate of incorporation explicitly states that Article Sixth may not be amended during the “Target Business Acquisition Period.” Furthermore, even if this provision could be amended under Delaware law, the Company has explicitly stated in the Registration Statement that it views these provisions as obligations to its investors and will not propose any amendments to such provisions. Consequently, we respectfully submit that there is no scenario in which Rule 419 would be applicable to the Company.

18.	In light of recent events in Israel, consider adding additional specific risk factor disclosure.

We have revised the Registration Statement in response to this comment by revising the first risk factor under the sub-heading “Risks related to operations in Israel” on pages 23-24.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 9 of 16

Proposed Business, page 31

19.
It is unclear why the disclosure relating to creditor claims taking precedence over public stockholders is included in the conversion rights section, when the company is not being dissolved and liquidated.

We have revised the Registration Statement in response to this comment by deleting the last paragraph under the sub-heading “Conversion rights.”

20.
We note that your initial shareholder FCF is a private equity fund and that you will become one of its portfolio companies. Please revise to discuss FCF’s plans and motivations for establishing you as one of its portfolio companies. It appears that FCF’s interests in investing the funds of a portfolio company it has placed minimal capital investment in could be different from those of public stockholders. For instance, could FCF value a target because it would provide diversity for its inventory of portfolio companies, which may not be in line with the interest of public stockholders? Could FCF be less averse to risks due to the amount of capital it contributed and the fact that any target would only be a part of its overall investment strategy?

As described in the Registration Statement, FCF is the general partner of an $80 million private equity fund, which commenced operations in April 2004, whose investors include many of the leading financial institutions in Israel (banks, insurance companies and pension funds). Target companies are typically at a point of inflection - experiencing a dramatic change, due to a shift in the dynamics of the market, competition, management, and technology and require strategic capital in order to significantly enhance growth.

The Company, on the other hand, was formed as a blank check company for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business that has operations or facilities located in Israel, or that is a company operating outside of Israel which management believes would benefit from establishing operations or facilities in Israel.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 10 of 16

It is important to FCF that the Company succeed, both because of the reputational benefits this would bring to FCF and because the return on FCF’s $2.0 million investment in the Company will affect FCF’s internal rate of return calculations reported to its investors. Consequently, FCF has as much of a vested interest in the Company being a successful investment for FCF as it does with any of its other portfolio companies. Furthermore, although the size of the investment by FCF in the Company may be slightly less than FCF’s investments in its other portfolio companies, it is still critically important to FCF that FCF’s investment in the Company succeed and FCF intends to commit the time and attention necessary to make sure that this happens.

21.
We note your response to comment 18 of our letter dated June 23, 2006. The listed items on page 36 are general in nature. It is not clear whether your reference to “capital requirements” means you prefer companies with excess capital or those lacking capital. The same can be said for all the items listed on page 36. Please revise accordingly.

As described in the Registration Statement, the Company intends to effect a business combination that may involve the acquisition of, or merger with, an emerging growth company, by which we mean a company with one or more products being marketed and some revenues, but which would benefit from additional capital. In the alternative, a business combination may involve a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself.

This illustrates that while the list that now appears on page 37 discusses factors that will be considered by the Company in deciding whether or not a particular business is worthy of being a target business for the Company’s business combination, the Company cannot categorically state for each item on that list whether having more or less of the item in question constitutes what the Company is seeking. Rather, the totality of those factors taken together will help the Company determine whether or not a particular business is worthy of being a target business for the Company’s business combination.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 11 of 16

22.
In conjunction with the preceding comment, please revise here to clarify the nature of “emerging growth companies” as it pertains to your business plans. For instance, the risk factor you added refers to companies that need additional capital and those that seek a public market for their shares. Are you intending to include both types of companies as “emerging growth companies?” The description of a growth company as one in need of additional capital, contemplates that you would have to acquire such company by issuing additional equity because if you used cash, there would be no funds left in the trust to provide the additional capital. Please revise to clarify if the noted observation is true. Will you consider companies that have had suffered losses for substantial periods of time? If so, discuss how you will determine such companies in the best interest of your public shareholders.

Please see the first paragraph of the response to Comment No. 22. Emerging growth companies would include both those that need additional capital and those that seek a public market for their shares.

If the Company acquires a business that needs additional capital in order to grow, the Company would need to issue additional equity so as to leave the cash in the trust fund to serve as the additional capital to grow the acquired business. The Company indicates in several places in the Registration Statement the risks associated with issuing additional equity.

Target businesses, even if in need of additional capital, would find a benefit to merging with the Company, as they would then have publicly-traded stock to use as a currency to do additional acquisitions to further grow the target business.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 12 of 16

23.	Please revise your on pages 44 through 46 to reflect the applicability Delaware as it applies to the dissolution and liquidation of your company.

We have revised the Registration Statement in response to this comment by adding a discussion of the applicability of Delaware law to the dissolution and liquidation of the Company. See, for example, new risk factor number 5 on page 12.

Management, page 47

24.
We note that each of the officers/directors of the company discloses a significant level of experience in the technology and closely related industries. In each case, a substantial part of such experience is derived from such individual’s existing and ongoing involvement in private equity funds, or similar investment vehicles or investment advisor firms. In light of the ongoing nature of the involvement of the officers/directors with firms and entities such as, FCF, Jerusalem Venture Partners, Jerusalem Global, to name a few; and the company’s stated intent to at least initially focus on acquisition candidates in the Israel or that could benefit from operations in Israel with a focus on the technology industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

We respectfully submit that there are no such conflicts. Specifically, as stated in the management biographies on pages 48 and 49, each of the Company’s officers / directors is currently a partner (or, in Yuval Cohen’s case, the Managing Partner) of FCF. This is the current full-time employer of each of these five individuals. The entities referenced in this comment (Jerusalem Venture Partners, Jerusalem Global) are prior employers of those individuals.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 13 of 16

With respect to FCF, we have lengthy disclosure in the Registration Statement relating to the potential conflict between the Company and FCF - see the description included under the sub-heading “Conflicts of Interest” on pages 51 and 52.

Shares Eligible for Future Sale, page 57

25.
We note your response to comment 19 of our letter dated June 23, 2006. We note that the investment decision regarding the insider units must have been made prior to the filing of the initial registration statement to be registered for resale. As such, it continues to appear that the position articulated in the Ken Worm Letter applies to the transferability of the insider units and the securities underlying them. Furthermore, the Ken Worm letter does not distinguish pre-IPO shares from post-IPO shares.

We reiterate that the investment decision regarding the Insider Units was made, as it needed to have been made, prior to the filing of the initial registration statement. All that remains is the actual issuance of the Insider Units to FCF, but the only condition for that to occur is the closing of the public offering, which is outside of FCF’s control. Consequently, the issuance of the Insider Units constituted a valid private placement of those securities and they can be registered for resale on a registration statement.

With respect to the Ken Worm Letter, we have revised the Registration Statement in response to this comment by deleting the second part of the fourth sentence under the sub-heading “Shares Eligible for Future Sale” on page 60 and by deleting the last two sentences under the sub-heading “SEC Position on Rule 144 Sales” on pages 60 and 61.

Selling Shareholder Prospectus

26.
Furthermore, we note your response to comment 19 of our letter dated June 23, 2006 that the Insider Units “are not pre-IPO securities.” In light of your supplemental response, it appears that these Insider Units are not a completed private placement and therefore would not be included in the resale registration statement, since it was not a completed private placement at the time the initial registration statement was filed. Therefore it appears that these shares should be removed from the registration statement. Please advise or revise.

As indicated in the first paragraph of the response to Comment No. 25 above, the investment decision concerning the Insider Units was made, as it needed to have been made, prior to the filing of the initial registration statement. Furthermore, all that remains is the actual issuance of the Insider Units to FCF, but the only condition for that to occur is the closing of the public offering, which is outside of FCF’s control. Consequently, the issuance of the Insider Units constituted a valid private placement of those securities.

The reason why the Insider Units may have been referred to as not “pre-IPO” securities is that, although the investment decision concerning the Insider Units was most definitely made pre-IPO (in fact, prior to the filing of the Registration Statement), the actual issuance of those securities will occur at the closing of the public offering. Hence, it is appropriate to include the Insider Units in a resale registration statement, even though the actual issuance of those securities is taking place contemporaneously with the closing of the public offering.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 14 of 16

27.	We reissue comment 23 of our letter dated June 23, 2006. Please revise to disclose the natural persons who control the voting and disposition of securities owned by FCF.

As indicated in the first three sentences of footnote (1) to the Selling Stockholders table on page A-2, Yuval Cohen is the natural person who, through other entities, controls the voting and disposition of securities owned by FCF. Accordingly, we respectfully submit that no revisions to the disclosure are necessary.

Recent Sales of Unregistered Securities

28.
We note your response to comment 24 of our letter dated June 23, 2006. Considering FCF’s current ownership of the company’s securities, please revise to explain how FCF would not be considered acting on behalf of the issuer while transferring any of its ownership.

Although FCF is clearly an affiliate of the issuer, FCF was not acting on behalf of the issuer when transferring ownership of 50,000 shares of Fortissimo Acquisition Corp. to Yair Seroussi.

The foregoing transfer was made in reliance upon exemptions from registration pursuant to the so-called Section 4(1-1/2) exemption. The foregoing transfer was made by persons or entities other than the company, underwriter or dealer and not involving any public offering. The transfer was made between accredited and sophisticated individuals or entities with no consideration being received by us and no underwriting discounts or commissions being paid with respect to such transfer. Furthermore, the transferee acknowledged that he was acquiring the shares for his own account, for investment purposes only and that he had no present intention of selling or otherwise disposing of the shares in violation of the securities laws of the United States.

We have revised Part II of the Registration Statement to include the information contained in the preceding paragraph.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 15 of 16

29.
Furthermore, please provide an analysis as to how this offering complied with Rule 144 or in the alternative, the reasons reliance was not relied upon pursuant to Rule 144, and how this complied with the Ken Worm letter.

As indicated in response to Comment No. 28, this was not an offering and it did not need to comply with Rule 144. Rather, it was a private sale from FCF to Yair Seroussi, who took the shares subject to the same restrictions as they had when they were held by FCF.

Financial Statements, page F-3

30.
Please tell us how you have considered the guidance in EITF 00-19 discussed in our prior comment 22, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

The Underwriter’s Purchase Option has been amended to add a paragraph entitled “No Obligation to Net Cash Settle.” Following this amendment, the agreement meets the scope exception of paragraph 11(a) of SFAS 133.

Exhibit 4.3 Specimen Warrant Certificate

31.
The company has revised the warrant agreement to explicitly state that the company has no obligation to settle any warrant, in whole or in part, for cash, and the warrant can expire unexercised in the event that the company does not maintain an effective registration statement. Please revise the warrant certificate to state that the warrant can expire unexercised or unredeemed and that the company is under no obligation to cash settle.

We have revised the Warrant Certificate in response to this comment by explicitly stating the information contained in this comment. See Exhibit 4.3.

John Reynolds, Esq. United States Securities and Exchange Commission	August 7, 2006 Page 16 of 16

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:           Cathey Baker, Esq. (SEC)
Yuval Cohen (Fortissimo Acquisition Corp.)
David Alan Miller, Esq. (Graubard Miller)